[LETTERHEAD OF VISIBLE GENETICS INC.]
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                              For Immediate Release

Contacts:
Bruno Maruzzo                                   David Sassoon (212)527-7453
Visible Genetics Inc.   (416) 813-3271                Rowland-Wang Healthcare

Antonio Ferrer                                  Roanne Argyle (416)968-7311
Roche Diagnostics Spain (+34 933067100)               Argyle Rowland Worldwide

 VISIBLE GENETICS INC. AND ROCHE DIAGNOSTICS S.L. ENTER EXCLUSIVE DISTRIBUTION
         AND MARKETING AGREEMENT FOR VGI PRODUCTS IN SPAIN AND PORTUGAL

TORONTO, CANADA, April 16, 1999 - Visible Genetics Inc. (VGI, Nasdaq:VGIN) and Roche Diagnostics S.L. (Roche) have entered into an agreement whereby Roche will be the exclusive distributor in Spain and Portugal of VGI's OpenGene(TM) automated DNA sequencing system and GeneKits(TM), including HIV-1, Hep C, Hep B, and TB TruGene(TM) assays in the diagnostics market. The agreement is for a period of three years and has provisions that guarantee minimum annual revenues over that period to VGI.

"This agreement represents an important milestone for VGI and is the first of many in our worldwide strategy of working with the best healthcare partner in each geographical market. Overnight, we have placed in the field, a talented, high-energy team of approximately 200 experts selling, marketing and supporting VGI products. In addition, the Roche team will help bring VGI's products to early commercialization by working with VGI on the extensive clinical trial program we already have in place in Europe," comments Dr. Chalom Sayada, Vice President Europe for Visible Genetics. "For example, their involvement in our VIRADAPT, VIGILANCE I, and VIGILANCE II studies will help focus the use of genotyping in the reduction of HIV-1 infection and help improve the management of this terrible disease," Dr. Sayada continued.


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"We believe this collaboration allows us to offer a complete solution to the physician for the diagnosis and monitoring of their infectious disease patients, particularly those patients suffering with the HIV-1 and hepatitis viruses," says Joachim Langer, General Manager of Roche Diagnostics Spain. "We believe that this complementary product offering will bring added value to our customers. For example, Roche can now provide doctors with the immunochemistry tests to detect and confirm the presence of the HIV-1 virus; quantitate the amount of virus ("viral load") in a patient's blood via PCR (polymerase chain reaction technology) testing; and then sequence the resistant HIV-1 mutations a patient has in order to better predict the effectiveness of their antiviral drug therapy," he added.

Visible Genetics Inc. manufactures and markets high performance automated DNA sequencing systems and complete diagnostic kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs proprietary stratified DNA testing and single-tube, single-step sequencing methods to significantly reduce the time and cost involved in identifying clinically relevant genetic information. VGI is a leader in the emerging field of pharmacogenomics that uses genetic information to identify, analyze and treat medical conditions for the benefit of improving patient care and reducing healthcare costs.

Roche, headquartered in Basel, Switzerland, is a world leader in research-based healthcare, with principal business in pharmaceuticals, diagnostics, vitamins, and fragrances and flavours. The Roche Group owns three manufacturing plants in Spain; one for pharmaceutical products in Leganes (Madrid), another for vitamins in San Fernando de Henares (Madrid), and a third one in fragrances and flavours in Sant Celoni. In Spain, there are approximately 2,000 employees, and the total invoicing in 1998 amounted to 80,000 million Pesetas.

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